

Mr. César Alierta Izuel
Chief Executive Officer
Telefonica, S.A.
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain

January 24, 2011

Re: **Telefonica, S.A.**
Form 20-F for the fiscal year ended December 31, 2009
Filed March 26, 2010
File No. 1-09531

Dear Mr. Izuel:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director